Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Selective Insurance Group, Inc.:

We consent to the incorporation by reference in the Post Effective Amendment No. 2 to the Registration Statement on Form S-8, dated May 13, 2009, of our reports dated February 27, 2009, with respect to the consolidated balance sheets of Selective Insurance Group, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008 and all related financial statement schedules and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Selective Insurance Group, Inc.

/s/ KPMG LLP
New York, New York
May 13, 2009